                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of March 31, 2001


                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                      Form 20 F [ X ]     Form 40 F [  ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                             Yes [  ]     No [ X ]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered: 21,739,317 shares as of March 31, 2001.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NYMOX PHARMACEUTICAL CORPORATION
                                                --------------------------------
                                                          (Registrant)



                                                   /s/     Paul Averback
                                                --------------------------------
                                                  Paul Averback, MD - President



DATE: May 8, 2001

CORPORATE PROFILE

Nymox Pharmaceutical Corporation pioneers in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox is currently marketing AlzheimAlert(TM), a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also is developing treatments aimed at the causes of Alzheimer's disease by targeting spherons, which Nymox researchers believe are the source of the senile plaques found in the brains of patients with Alzheimer's disease. Nymox also is developing treatments targeting the brain protein detected by its AlzheimAlert(TM) test and implicated in the widespread brain cell death seen in Alzheimer's disease. Nymox is developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Nymox also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its results for the first quarter of 2001.

In this quarter, we continued to make progress in our several major drug development programs.

Nymox's antibacterial, NXC 4720, aimed at treating E. coli contamination of meat moved further towards completion. The bacteria targeted by Nymox's anti-bacterial agent, E. coli 0157:H7, is recognized as a serious public health problem throughout the world. The Centers for Disease Control and Prevention estimates that in the United States alone, 73,000 cases and over 60 deaths occur every year as a result of E. coli 0157:H7 contamination of hamburger meat and other food and drink products and of drinking water supplies. This type of E. coli infection often causes severe bloody diarrhea and abdominal cramps and can cause kidney failure, particularly in children under the age of five and in the elderly, often leading to long term kidney problems and, in some cases, death.

It is well-recognized that there is a pressing need in the beef industry to address the problem of E. coli contamination in meat processing and livestock industries. E. coli contamination has triggered massive recalls of ground beef both in the U.S. and in Canada. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to such public health tragedies such as occurred in Walkerton, Ontario where seven people died and 2,300 became ill as a result of such contamination.

On January 11, we announced that tests conducted at the Department of Food Science at the University of Manitoba demonstrated that Nymox's novel proprietary antibacterial agent, NXC 4720, completely eliminated E. coli 0157:H7 in a laboratory model of a livestock gut. This was further confirmation of the efficacy of this agent against this deadly strain of E. coli.

Nymox is currently collaborating with four different research institutional and industrial partners in this area to complete the necessary trials for our antibacterial agent.

On January 11, we also announced our collaboration with researchers at the University of Manitoba. The principal researcher in this testing program for Nymox's antibacterial agent is Dr. Richard A. Holley, Professor and Head of the Department of Food Science at the University of Manitoba. Dr. Holley has published over 90 articles in scientific journals on food microbiology and related subjects. He has an active research program studying natural antimicrobial agents to improve shelf life and safety of meats, persistence of bacterial pathogens in foods and the environment, and use of feed adjuncts to control E. coli 0157:H7 in ruminant animals.

One of the major areas of study at the Department of Food Science at the University of Manitoba is microbiology and food safety. In addition to modern laboratory facilities for sophisticated multi-disciplinary research on, and development of foods and food ingredients, the Department has two pilot plants (dairy and food processing) that permit studies on a more practical basis. Being housed within the Faculty of Agricultural and Food Sciences facilitates access to resources required for primary agriculture studies.

On January 23, Nymox announced that it had signed a letter of intent with Biophage Inc., a Montreal company, to collaborate on the development of novel antimicrobial treatments and applications. Biophage is a private Canadian biopharmaceutical company engaged in the development of new therapeutics for the treatment of infections by antibiotic resistant bacteria in human and livestock and of inflammatory diseases in humans. Founded in 1995, Biophage is located at the Biotechnology Research Institute in Montreal and employs 23 persons including a team of 19 researchers. Through an active research and development program, in-licensing and collaboration agreements, Biophage is building a portfolio of promising new drugs.

On January 31, Nymox announced its collaboration with the Faculty of Veterinary Medicine at the University of Montreal to study animal treatments for E. coli 0157:H7. The Faculty of Veterinary Medicine at the University of Montreal was founded in 1886 and is accredited by the American Veterinary Medical Association. The Faculty operates internationally recognized research programs in the areas of animal health, feed products and public health. Serge Messier, DVM, Ph.D., the Director of the Faculty's Department of Pathology and Microbiology, heads the Faculty's role in the collaboration. Dr. Messier has many years experience with the study of enterobacteria such as E. coli 0157:H7 and of antimicrobial resistant microorganisms.

We also made progress in our major drug development programs for the treatment of Alzheimer's disease.

Nymox has made a number of key discoveries about the link between spherons and Alzheimer's disease which have confirmed the validity of its approach to the development of spheron-based therapeutics and have provided promising new leads in this area. The company presented and published a number of important new discoveries about spherons and their relationship to Alzheimer's disease in 2000.

On March 27, 2001, Nymox announced that a recent study had found strong new evidence confirming the link between spherons and senile plaques -- the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and believed by many researchers to play a pivotal role in the fatal illness.

Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the spherons grow, up to a hundred times larger, until they become too large for the cells that hold them. Once released from the cells, the spherons burst, which the researchers believe creates the senile plaques and sets off a cascade of cellular damage and biochemical changes pivotal to the symptoms and signs of Alzheimer's disease.

The study was undertaken during the past two years by Nymox scientists and collaborators and utilized materials and resources from several institutions. The scientists analyzed brain samples from over 100 individuals and characterized the spherons and Alzheimer's disease senile plaques from different regions of the brain, using sophisticated molecular biological techniques. There were striking new correlations found between the spheron analysis and the ultimate presence of the Alzheimer's disease senile plaques. The study results will be presented at a medical meeting and published in a peer-reviewed journal later this year.

A third Nymox major drug discovery platform targets neural thread protein, the brain protein detected by our AlzheimAlert(TM) test and implicated in the Alzheimer's disease process.

On February 15, Nymox announced that a new study in the latest issue of the Journal of Neuropathology and Experimental Neurology (Vol. 60, No.2, pp.195-207), a prestigious peer-reviewed medical journal, provided further evidence of the key role played by the brain protein which the Nymox AlzheimAlert(TM) test detects in patients with Alzheimer's disease. The study was authored by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University. The researchers implanted the gene that produces NTP in nerve cells derived from humans. They then induced the cells to turn on the NTP gene and to begin producing NTP in elevated quantities. This caused a marked increase in nerve cell death. Sophisticated analysis showed that the cells died in a programmed fashion similar to the way the nerve cells in brains of patients with Alzheimer's disease die. Extensive loss of brain cells and accompanying brain shrinkage is a key part of the Alzheimer's disease process.

Near the end of the year 2000, Nymox attained a landmark milestone with the final phase completion and the start of the commercial launch of its AlzheimAlert(TM) test. AlzheimAlert(TM) is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. We are in the early stages of marketing the tests to doctors throughout the U.S. through a medical marketing force of 50 medical representatives. The test costs $295 and is available through the company's clinical reference laboratory in New Jersey.

In this quarter we announced the results of three clinical studies concerning the efficacy of AlzheimAlert(TM) as an aid to the diagnosis of Alzheimer's disease.

On February 25, our Medical Director, Michael Munzar, MD, presented the results of a new study confirming the reliability and efficacy of Nymox's AlzheimAlert(TM) test at the 14th Annual Meeting of the American Association for Geriatric Psychiatry in San Francisco. Based on a coded double blind study of urine samples from 47 patients with Alzheimer's disease and 32 aged matched normal controls, the study showed that the AlzheimAlert(TM) test could distinguish between Alzheimer's disease patients and normals with a high degree of accuracy.

On March 1, Nymox announced the results of a successful large new clinical trial for its AlzheimAlert(TM) urinary test. The trial was a multi-site double-blind study involving Alzheimer's disease patients and normal controls. Overall there were 168 participants in the trial from five institutions. The new trial found that the AlzheimAlert(TM) test had a sensitivity (percentage of patients with Alzheimer's disease who tested positive) of over 90% and a specificity (percentage of normal controls who tested negative) of over 95%.

On March 29, Nymox announced that the results of a significant large new study had strongly confirmed the accuracy and usefulness of the company's AlzheimAlert(TM) urinary test to aid in the diagnosis of Alzheimer's disease. The clinical study involved urinary test samples from a random independent community-based cohort of 122 individuals from across the U.S. The AlzheimAlert(TM) test accurately distinguished Alzheimer's disease patients from normals in over 90% of the cases. The results of the new study will be presented at a medical meeting later this year and will also be published in an upcoming peer-reviewed medical journal.

Nymox also markets a second proprietary product, NicAlert(TM). NicAlert(TM) is an inexpensive, simple-to-use test strip that uses urine or saliva to determine whether a person is using tobacco products. It is currently being used in research programs into tobacco use and exposure across the U.S. and is being marketed as a test to determine whether a person, such as a teenager, student athlete or insurance applicant, is using a tobacco product. The test is a new improvement of a product which has been used for many years by experts in the field at institutions such as the University of Texas, Brown University, and MD Anderson and by reference laboratories such as Smith Kline Beecham. NicAlert(TM) has the distinct advantage of being the only point-of-care nicotine test available in the world.

On March 8, Nymox announced that new research studies have led to strong independent endorsements of Nymox's new NicAlert(TM) test. The new urinary and saliva tests are being used in institutions throughout the United States in studies of smoking behavior, tobacco exposure, monitoring and risk.

Clyde Dent, Ph.D., Associate Professor of Research, Institute for Health Promotion and Disease Prevention Research, Keck School of Medicine, University of Southern California, said "The NicAlert strips have been invaluable to our studies -- I am very pleased with them and in many ways could not do our present study without them. I recommend them." Thomas Eissenberg, Ph.D., Assistant Professor of Psychology, Institute for Drug and Alcohol Studies, Virginia Commonwealth University, said "We are very pleased with the urine test strips.
We have always seen lower levels during smoking abstinence."

On March 23, Nymox noted that the first National Report on Human Exposure to Environmental Chemicals, released by the Centers for Disease Control and Prevention on March 21, 2001, confirmed that the biomarker detected by NicAlert(TM) is the best for testing for tobacco exposure, including second-hand smoke exposure. The Report further underlined the public health consequences of smoking or using smokeless tobacco products.

NicAlert(TM) detects levels of cotinine, a metabolite of nicotine described in the CDC Report as being regarded as the best biomarker for exposure to tobacco by both smokers and nonsmokers. The CDC study tracked exposure to second-hand smoke among nonsmokers by measuring cotinine levels in blood serum samples using a liquid chromatograph coupled to a mass spectrometer. NicAlert(TM) can detect tobacco exposure at a fraction of the cost of the sophisticated laboratory methods used in the CDC study and uses noninvasive and more convenient urine or saliva samples rather than the blood serum samples used in the CDC study.

In other news, on January 9, 2001, Nymox Pharmaceutical Corporation announced the launch of its newly designed web site at www.nymox.com. The site incorporates state-of-the-art software features that will allow for user friendly services such as on-line ordering of Nymox products and up-to-date communications.

On March 19, Nymox announced the appointment of Dr. Thomas J. Hudson, M.D., and Dr. Joe Dylewski, M.D. as scientific consultants. Dr. Thomas Hudson is an internationally renowned researcher in genomics. He is the Assistant Director of the Whitehead Institute/MIT Center for Genome Research and led the effort there to map and sequence the human genome. The Whitehead Institute's Center for Genome Research is the largest public sequencing center in the world and part of the international consortium of 16 laboratories that comprise the Human Genome Project. Dr. Hudson is also the founder and Director of the Montreal Genome Centre at the McGill University Health Centre Research Institute. He has been a leader in the development and applications of robotic systems and DNA-chip based methodologies for genome research, including the use of DNA-chip technology to characterize breast and ovarian cancer. His research interests also include human genetic diseases with a focus on the dissection of complex genetic diseases and the search for genes predisposing to lupus, inflammatory bowel disease, coronary artery disease, asthma and diabetes. As well as doing research, Dr. Hudson teaches at the Department of Medicine and the Department of Human Genetics at McGill University and is a practising physician at the Montreal General Hospital. He has been the recipient of many awards, including the Clinician Scientist Award from the Medical Research Council of Canada, and been a member of many public sector advisory committees, include being the current Chair of the Scientific Advisory Committee of Genome Quebec and a member of the Canadian Biotechnology Advisory Committee.

Dr. Joe Dylewski is the Director of Microbiology, Head of the Division of Infectious Disease and Chief of Laboratories at St. Mary's Hospital in Montreal, Quebec. Dr. Dylewski specializes in microbiology and infectious diseases and brings to Nymox a wealth of clinical and research experience in this area. He has published extensively in the medical literature. He is an Associate Professor of Medicine at McGill University and a Fellow of the Royal College of Physicians (Canada) in both Medical Microbiology and Internal Medicine. He is also a member of the American Society of Microbiology and a Diplomate with the American Board of Internal Medicine.

We wish to thank our over 4,000 shareholders for their valuable continued support. Nymox welcomes the challenges ahead and is confident that it will continue to meet or surpass its important milestones.


/s/ Paul Averback
-----------------
Paul Averback MD - President & C.E.O.
May 8, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS
(IN US DOLLARS)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

OVERVIEW

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from service fees and has not been profitable to date. We refer to the Corporate Overview on page 1 of this financial report for a discussion of the Company's research and development projects and its product pipeline.

REVENUES

Revenues on sales amounted to $61,297 for the period ended March 31, 2001, compared with $38,261 for the period ended March 31, 2000, reflecting an increase of 260% in sales of our diagnostic service for Alzheimer's disease.

RESEARCH AND DEVELOPMENT

Research and development expenditures were $323,784 for the period ended March 31, 2001, compared with $434,062 for the period ended March 31, 2000. Management restructured its R&D activities resulting in decreases in salary expenses while maintaining its development of the products in the Company's pipeline.

MARKETING EXPENSES

Marketing expenditures were $77,978 for the period ended March 31, 2001 compared to $64,316 for the same period in 2000. The increase is due to the costs of marketing the new AlzheimAlert(TM) test.

ADMINISTRATIVE EXPENSES

General and administrative expenses amounted to $152,134 for the period ended March 31, 2001, compared with $308,385 for the same period in 2000. The decrease is principally due to reductions in professional fees.

LONG-TERM COMMITMENTS

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $15,098 per month and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2001 and $43,000 in 2002.

RESULTS OF OPERATIONS

Net losses for the three months ended March 31, 2001 were $604,266, or $0.03 per share, compared to $835,020, or $0.04 per share, for the same period in 2000. The weighted average number of common shares outstanding for the period ending March 31, 2001 were 21,526,601 compared to 20,307,099 for the same period in 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2001, cash totaled $549,746. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. As at March 31, 2001, three drawings have been made under this Share Purchase Agreement, for total proceeds of $1,327,273. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of $3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of $3.6261 per share and on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of $2.0240. The Company intends to access financing under this agreement when appropriate to fund its research and development. On March 6, 2001, 200,000 shares were issued at a price of $2.06 under a private placement for a total proceeds of $412,000. A total of 100,000 warrants were issued as well, exercisable at a price of $2.06. These warrants expire on March 6, 2003.

      This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg

                 Consolidated Financial Statements of
                 (Unaudited)

                 NYMOX PHARMACEUTICAL
                 CORPORATION

                 Three-month periods ended March 31, 2001, 2000 and 1999

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999



FINANCIAL STATEMENTS

     Consolidated Balance Sheets ...........................................   1

     Consolidated Statements of Operations .................................   2

     Consolidated Statements of Deficit ....................................   3

     Consolidated Statements of Cash Flows .................................   4

     Notes to Consolidated Financial Statements ............................   5

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Balance Sheets
(Unaudited)

March 31, 2001, with comparative figures as at December 31, 2000
(in US dollars)

                                                      March 31,     December 31,
                                                           2001             2000
                                                   ------------     ------------
                                                    (Unaudited)        (Audited)

ASSETS

Current assets:
     Cash ......................................   $    549,746     $    565,711
     Accounts and other receivable .............        116,495          101,517
     Research tax credits receivable ...........         11,817           10,457
     Inventory .................................          8,507            4,325
     Prepaid expenses ..........................         67,500           67,500
                                                   ------------     ------------
                                                        754,065          749,510

Capital assets .................................      3,506,176        3,546,616

Deferred share issuance costs ..................        213,410          222,512
                                                   ------------     ------------
                                                   $  4,473,651     $  4,518,638
                                                   ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities ..   $    195,874      $   323,774

Non-controlling interest .......................        933,922          933,922

Shareholders' equity:
     Share capital .............................     23,983,214       23,243,941
     Deficit ...................................    (20,639,359)     (19,982,999)
                                                   ------------     ------------
                                                      3,343,855        3,260,942
                                                   ------------     ------------
                                                   $  4,473,651     $  4,518,638
                                                   ============     ============

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999
(in US dollars)

                                                                 2001                2000                 1999
                                                          -----------         -----------          -----------
Revenue:
     Sales                                                $    61,297         $    38,261          $    59,059
     Interest                                                   6,743               2,073               11,763
                                                          -----------         -----------          -----------
                                                               68,040              40,334               70,822

Expenses:
     Research and development                                 323,784             434,062              369,381
     Less investment tax credits                               (1,360)             (3,538)                  -
                                                          -----------         -----------          -----------
                                                              322,424             430,524              369,381
     Marketing                                                 77,978              64,316              391,879
     General and administrative                               152,134             308,385              277,061
     Cost of sales                                             23,353              21,863               42,476
     Depreciation and amortization                             94,882              48,434               36,052
     Interest and bank charges                                  1,535               1,832                  919
                                                          -----------         -----------          -----------
                                                              672,306             875,354            1,117,768
                                                          -----------         -----------          -----------
Net loss                                                  $ (604,266)         $  (835,020)         $(1,046,946)
                                                          ===========         ===========          ===========

Loss per share                                            $    (0.03)         $     (0.04)         $     (0.05)
                                                          ===========         ===========          ===========


Weighted average number of common
   shares outstanding                                      21,526,601          20,307,099           19,765,404
                                                          ===========         ===========          ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999
(in US dollars)


                                                             2001                2000                 1999
                                                         ------------         ------------        ------------
Deficit, beginning of period                             $(19,982,999)       $(15,605,816)       $(12,256,479)

Net loss                                                     (604,266)           (835,020)         (1,046,946)

Share issue costs                                             (52,094)           (302,984)            (35,041)
                                                         ------------         ------------        ------------
Deficit, end of period                                   $(20,639,359)        $(16,743,820)       $(13,338,466)
                                                         ============         ============        ============


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999
(in US dollars)

                                                                     2001             2000              1999
                                                               ----------       ----------       -----------
Cash flows from operating activities:
     Net loss                                                  $ (604,266)      $ (835,020)      $(1,046,946)
     Adjustment for:
         Depreciation and amortization                             94,882           48,434            36,052
     Change in operating assets and liabilities                  (148,421)        (108,168)          304,329
                                                               ----------       ----------       -----------
                                                                 (657,805)        (894,754)         (706,565)

Cash flows from financing activities:
     Proceeds from issuance of share capital                      739,273        4,000,000           368,945
     Share issue costs                                            (42,991)        (340,027)          (35,041)
     Repayment of note payable                                          -         (346,428)                -
                                                               ----------       ----------       -----------
                                                                  696,282        3,313,545           333,904

Cash flows from investing activities:
     Additions to capital assets                                  (54,692)         (57,113)          (41,543)
     Disposal of capital assets                                       250                -                 -
     Net proceeds on maturity of short-term
       investments                                                      -                -         1,087,504
                                                               ----------       ----------       -----------
                                                                  (54,442)         (57,113)        1,045,961
                                                               ----------       ----------       -----------
(Decrease) increase in cash                                       (15,965)       2,361,678           673,300

Cash, beginning of period                                         565,711          449,363           494,906
                                                               ----------       ----------       -----------
Cash, end of period                                            $  549,746       $2,811,041       $ 1,168,206
                                                               ==========       ==========       ===========
Supplemental disclosure to statements of cash flows:
     (a) Interest paid                                         $    1,535       $    1,832       $       919

     (b) Non-cash transaction:
              Acquisition of Serex, Inc. by

                issuance of common shares                               -          657,825                 -
                                                               ==========       ==========       ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlert(TM), a urinary test that aids physicians in the diagnosis of Alzheimer's disease, and is developing treatments aimed at the causes of Alzheimer's disease. The Corporation also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. The Corporation is developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E-coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis.

     Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and settlement of its liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

     The Corporation is listed on the NASDAQ Stock Market.

1.   BASIS OF PRESENTATION:

     (a) Consolidation and change in measurement currency:

         The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiaries. Significant intercompany balances and transactions have been eliminated on consolidation.

     (b) Interim financial statements:

         The unaudited consolidated balance sheet as at March 31, 2001 and the unaudited consolidated statements of earnings, deficit and cash flows for the three-month periods ended March 31, 2001, 2000 and 1999 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999
(in US dollars)

2.  CANADIAN/US REPORTING DIFFERENCES:

    (a)  Consolidated statements of earnings:

         The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                                2001             2000                 1999
                                                             -----------    -------------         -------------

         Net loss, Canadian GAAP                            $  (604,266)    $    (835,020)       $  (1,046,946)

         Adjustments:
              Amortization of patents (i)                         2,353             2,049              (13,520)
              Stock-based compensation - options
                granted to non-employees (ii)                   (15,310)               -                    -
              Change in reporting currency (iii)                     -                 -                47,107
                                                            ------------    -------------        -------------
                                                                (12,957)            2,049               33,587
                                                            ------------    -------------        -------------
         Net loss, U.S. GAAP                                $  (617,223)    $    (832,971)       $  (1,013,359)
                                                            ------------    -------------        -------------

         Loss per share, U.S. GAAP                          $     (0.03)    $       (0.04)       $       (0.05)
                                                            ------------    -------------        -------------


    (b)  Consolidated shareholders' equity:

         The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                               2001             2000                 1999
                                                            -----------     -------------        -------------

         Shareholders' equity, Canadian GAAP                $ 3,343,855     $   4,826,969        $   2,974,188

         Adjustments:
              Amortization of patents (i)                      (145,593)         (155,259)            (179,969)
              Stock-based compensation - options
                granted to non-employees (ii):
                  Cumulative compensation expense            (1,220,853)         (947,853)            (749,038)
                  Additional paid-in capital                  1,273,416         1,000,416              761,251
              Change in reporting currency (iii)                (62,672)          (62,672)            (470,216)
                                                            -----------     -------------        -------------
                                                               (155,702)         (165,368)            (637,972)
                                                            -----------     -------------        -------------
         Shareholders' equity, U.S. GAAP                    $ 3,188,153     $   4,661,601        $   2,336,216
                                                            -----------     -------------        -------------

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Three-month periods ended March 31, 2001, 2000 and 1999
(in US dollars)

2.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

    (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

   (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. There are no comparable Canadian standards.

  (iii) The Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 and 1998 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.

3.  SEGMENT DISCLOSURES:

    Geographic segment information was as follows:


                                                                                                     United
                                                                                Canada               States
                                                                            -------------        -------------

    Revenues:
         2001                                                               $         180        $      61,117
         2000                                                                       2,073               38,261
         1999                                                                      11,763               59,059

    Net loss:
         2001                                                                    (447,364)            (156,902)
         2000                                                                    (590,217)            (244,803)
         1999                                                                    (531,670)            (515,276)

    Identifiable assets:
         March 31, 2001                                                         4,049,439              424,212
         December 31, 2000                                                      4,110,466              408,172
                                                                            =============        =============
